DNB Markets, Inc.

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents	$ 148,007,256
Cash segregated in compliance with federal regulations and other regulations	52,071
Deposit with clearing broker	1,000,000
Investment banking and advisory fees and other receivables	5,487,400
Fail to deliver	275,133
Receivables from customer	755,994
Current and deferred tax asset, net	1,458,588
Fixed assets, (net of accumulated depreciation and amortization of $1,453,373)	648,433
Right of use assets	19,355,508
Prepaid expenses and other assets	1,829,197
Total assets	$ 178,869,580

Liabilities and stockholder's equity

Lease liability	$ 19,355,508
Accrued expenses and interest payable	4,998,311
Fail to receive	755,994
	$ 25,109,813
Subordinated borrowings from Parent	25,000,000
Stockholder's equity:	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	128,393,401
Total stockholder's equity	128,759,767
Total liabilities and stockholder's equity	$ 178,869,580

The accompanying Notes to Financial Statements are an integral part of these financial statements.